UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Unaudited Interim Financial Statements and Notes

Davis Commodities Limited is furnishing its unaudited interim financial statements and notes for the six months ended June 30, 2025 and 2024. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

On December 23, 2025, the Company issued a press release announcing its unaudited financial results for the six months ended June 30, 2025 and 2024, a copy of which press release is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of Davis Commodities Limited for the Six Months Ended June 30, 2025 and 2024
99.2	Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: December 23, 2025	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

3

Exhibit 99.1

DAVIS COMMODITIES LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of Dec 31,	As of Jun 30,
	2024	2025
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	678	1,661
Accounts receivable, net	7,692	27,270
Prepaid expenses and other current assets, net	3,521	4,218
Inventory	319	123
Total current assets	12,210	33,272
Property, plant and equipment	578	551
Right-of-use asset	37	18
Loan to a related party, net	5,972	6,164
Other receivable – non-current, net	891	545
Total non-current assets	7,478	7,278
TOTAL ASSETS	19,688	40,550

Liabilities
Current liabilities:
Bank loans – current	219	3,804
Operating lease liability – current	37	18
Finance lease – current	29	30
Accounts payable	9,134	26,309
Accruals and other current liabilities	2,236	2,401
Income taxes payable	35	16
Total current liabilities	11,690	32,578
Bank loans – non-current	103	50
Finance lease – non-current	72	65
Amount due to a related party	1,096	1,096
Total non-current liabilities	1,271	1,211
TOTAL LIABILITIES	12,961	33,789

Commitments and contingencies

Shareholders’ equity
Class A Ordinary Shares (US$0.000000430108 par value; 232,480,000,000 shares authorized, 7,985,644 shares issued and outstanding as of June 30, 2025 and December 31, 2024.) **	*	*
Class B Ordinary Shares (US$0.000000430108 par value; 20,000,000 shares authorized, 16,514,981 shares issued and outstanding as of June 30, 2025 and December 31, 2024) **	*	*
Additional paid-in capital	3,151	3,151
Merger reserve	1,113	1,113
Retained earnings	2,452	2,493
Accumulated other comprehensive income	11	4
Total shareholders’ equity	6,727	6,761
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,688	$40,550

*	Denotes amount less than US$1,000
**	Retroactively restated for the effect of re-classification and re-designation of the authorized share capital (see Note 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Revenues	66,876	95,036
Cost of revenues	(63,959)	(92,406)
Gross profit	2,917	2,630
Operating expenses:
Selling and marketing expenses	(439)	(845)
General and administrative expenses	(1,346)	(1,973)
Total operating expenses	(1,785)	(2,818)
Income/(loss) from operations	1,132	(188)

Other income/(expense):
Other income	583	421
Interest expense	(90)	(192)
Total other income, net	493	229
Income before tax expense	1,625	41
Income tax expense	(291)	*
Net income	1,334	41
Other comprehensive
Foreign currency translation loss, net of taxes	*	(7)
Total comprehensive income	1,334	34
Net income per share attributable to ordinary shareholders **
Basic and diluted – Class A Ordinary Shares	0.05	***
Basic and diluted – Class B Ordinary Shares	0.05	***
Weighted average number of ordinary shares used in computing net income per share **
Basic and diluted – Class A Ordinary Shares	7,985,644	7,985,644
Basic and diluted – Class B Ordinary Shares	16,514,981	16,514,981

*	Denotes amount less than US$1,000
**	Retroactively restated for the effect of re-classification and re-designation of the authorized share capital (see Note 11).
***	Denotes amount less than US$0.01.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary shares**		Class B Ordinary shares**		Additional			Accumulated Other	Total
	No. of Shares	Amount	No. of Shares	Amount	Paid-In Capital	Merger Reserve	Retained Earnings	Comprehensive Income	Shareholders’ Equity
		US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2024	7,985,644	–*	16,514,981	–*	3,151	1,113	5,981	13	10,258
Net income	–	–	–	–	–	–	1,334	–	1,334
Foreign currency translation adjustment	–	–	–	–	–	–	–	*	–*
Balance as of June 30, 2024	7,985,644	–*	16,514,981	–*	3,151	1,113	7,315	13	11,592

Balance as of January 1, 2025	7,985,644	–*	16,514,981	–*	3,151	1,113	2,452	11	6,727
Net income	–	–	–	–	–	–	41	–	41
Foreign currency translation adjustment	–	–	–	–	–	–	–	(7)	(7)
Balance as of June 30, 2025	7,985,644	–*	16,514,981	–*	3,151	1,113	2,493	4	6,761

*	Denotes amount less than US$1,000
**	Retroactively restated for the effect of re-classification and re-designation of the authorized share capital (see Note 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Net income	1,334	41
Adjustments:
Depreciation and amortization	48	28
Unrealized gain on derivative contract at fair value	(59)	(244)
(Reversal)/provision of allowance for credit loss	(314)	240
Interest expense	86	55
Interest expense on finance lease	2	–
Interest expense on operating lease liability	2	–
Interest income	(181)	(192)

Changes in operating assets:
Decrease in inventories	385	196
Change in margin deposits and margin call	(48)	167
Decrease/(increase) of accounts receivable, prepaid expenses and other current assets	1,378	(19,949)
(Decrease)/increase in accounts payable, accruals and other current liabilities	(1,979)	17,376
Decrease in income tax payable	(428)	(19)
Decrease in operating lease liabilities and right-of-use asset	–	*
Cash provided by/(used in) operating activities	226	(2,301)

Purchase of property, plant and equipment	(5)	(1)
Cash used in investing activities	(5)	(1)

Proceeds from a related party	–	356
Repayment of amount due to a related party	–	(597)
Repayment of bank borrowings	(104)	(9,108)
Proceeds from bank borrowings	–	12,640
Interest paid	(48)	–
Principal payment of finance lease	(14)	(6)
Principal payment of lease liabilities	(18)	–
Payment of interest on finance lease	(2)	–
Payment of interest on lease liabilities	(2)	–
Cash (used in)/provided by financing activities	(188)	3,285

Net change in cash and cash equivalents	33	983
Cash and cash equivalents as of beginning of the period	1,330	678
Cash and cash equivalents as of the end of the period	1,363	1,661

Supplementary Cash Flows Information
Cash paid for taxes	719	19
Interest expense paid	–	138
Interest income received	*	*

*	Denotes amount less than US$1,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Davis Commodities Limited was incorporated on September 20, 2022 in the Cayman Islands, as an investment holding company. Davis Commodities Limited conducts its primary operations through its wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1) Maxwill Pte. Ltd.; 2) Maxwill (Asia) Pte. Ltd.; 3) LP Grace Pte. Ltd; 4) Maxwill Foodlink Pte. Ltd.; and 5) Davis Commodities Pte. Ltd. (collectively, the “Company”). The subsidiaries specialize in the trading of three main categories of agricultural commodities: sugar, rice and oil and fat products. The Company distributes agricultural commodities to various markets, including providing warehouse storage and logistic services.

Reorganization

A summary of the formation of the group structure is as follows:

Maxwill Pte. Ltd.

On July 1, 2022, Li Peng Leck’s (“LPL”) spouse transferred two (2) shares, the then entire issued share capital of Maxwill Pte. Ltd., to LPL, as part of a family restructuring exercise. On the same day, it was resolved and approved that 98 new shares in the capital of Maxwill Pte. Ltd. would be issued to LPL and members of her immediate family as part of a family restructuring exercise.

On August 22, 2022, LPL and members of her immediate family transferred all 100 shares, the entire issued and share capital of Maxwill Pte. Ltd., to Davis & KT Holdings Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Maxwill (Asia) Pte. Ltd.

On August 22, 2022, LPL and members of her immediate family transferred all their 1,483,000 shares, the entire issued and share capital of Maxwill (Asia) Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

LP Grace Pte. Ltd.

On July 1, 2022, LPL’s mother transferred two (2) shares, the then entire issued share capital of LP Grace Pte. Ltd. to LPL, as part of a family restructuring exercise. We further note that there is a trust deed entered into between LPL and her mother in relation to the two (2) shares, the then entire issued share capital of LP Grace Pte. Ltd., that sets out that the shares are held by LPL’s mother on trust for LPL.

On the same day, it was resolved and approved that 98 new shares in the capital of LP Grace Pte. Ltd. would be issued to LPL and members of her immediate family as part of a family restructuring exercise.

On August 23, 2022, LPL and members of her immediate family transferred all 100 shares, the entire issued and share capital of LP Grace Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

F-6

Maxwill Foodlink Pte. Ltd.

On August 23, 2022, LPL and members of her immediate family transferred all 60,002 shares, the entire issued and share capital of Maxwill Foodlink Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Davis Commodities Limited – Share Swap Agreement

Davis Commodities Limited was incorporated in the Cayman Islands as an exempted company with limited liability on September 20, 2022, with an initial issued share capital of 3,524 shares of par value US$0.001 each.

 On September 20, 2022, Davis Commodities Limited entered into a share swap agreement with Davis & KT Holdings Pte. Ltd. (the “Share Swap Agreement”). Pursuant to the Share Swap Agreement, Davis & KT Holdings Pte. Ltd. transferred 100 shares, the total issued and paid up capital of Maxwill Pte. Ltd., to Davis Commodities Limited, while Davis Commodities Limited issued and allotted 6,476 shares of par value US$0.001 each to Davis & KT Holdings Pte. Ltd. (the “Share Swap”). Following the acquisition, Maxwill Pte. Ltd., together with all its subsidiaries, become wholly owned subsidiaries of Davis Commodities Limited. Davis Commodities Limited had an issued and paid up capital of 10,000 shares of par value US$0.001 each.

On June 22, 2023, the shareholders of the Company approved, among others, a subdivision of each issued and unissued ordinary share of par value of US$0.001 each into 2,325 ordinary shares, par value US$0.000000430108 per share.

Under applicable accounting principles, the Share Swap is considered as a merger of entities under common control. Und   er the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which requires retrospective combination of the Company, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd. for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization, as of June 30, 2024 and 2023.

After the reorganization, the Company wholly owns Maxwill Pte. Ltd., which is domiciled in Singapore; Maxwill Pte. Ltd. wholly owns Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., which are all incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations domestically.

Incorporation of Davis Commodities Pte. Ltd.

On September 15, 2023, Davis Commodities Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities Global Pte. Ltd.

On October 1, 2025, Davis Commodities Global Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Incorporation of Davis Commodities SEA Pte. Ltd.

On October 2, 2025, Davis Commodities SEA Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

F-7

Incorporation of Davis Commodities Asia Pte. Ltd.

On October 15, 2025, Davis Commodities Asia Pte. Ltd. was incorporated and domiciled in Singapore as a private company limited by shares and a wholly owned subsidiary of Maxwill Pte. Ltd.

Details of the subsidiaries of the Company are set out below:

Percentage of effective ownership
Name	Date of Incorporation	December 31, 2024	June 30, 2025	Place of incorporation	Principal Activities
Maxwill Pte. Ltd.	November 1, 2004	100%	100%	Singapore	Holding company.

Maxwill (Asia) Pte. Ltd.	September 11, 1999	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

LP Grace Pte. Ltd.	January 11, 2008	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.

Maxwill Foodlink Pte. Ltd.	January 15, 2004	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

Davis Commodities Pte. Ltd.	September 15, 2023	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

Davis Commodities Global Pte. Ltd.	October 1, 2025	-	-	Singapore	Dormant company.

Davis Commodities SEA Pte. Ltd.	October 2, 2025	-	-	Singapore	Dormant company.

Davis Commodities Asia Pte. Ltd.	October 15, 2025	-	-	Singapore	Dormant company.

F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)    Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The unaudited interim condensed consolidated financial statements of the Company were prepared by applying the pooling of interest method. Under this method, the Company has been treated as the holding company of the subsidiaries for the financial periods presented. Accordingly, the results of the Company include the results of the subsidiaries for six-month periods ended June 30, 2024 and 2025. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant periods, as a single economic enterprise, although the legal parent-subsidiary relationships may not have been established.

(c)    Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could vary from the estimates and assumptions that were used.

(d)    Risks and uncertainties

The main operations of the Company are located in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

F-9

(e)    Foreign currency translation and transaction and Convenience translation

The accompanying unaudited interim condensed consolidated financial statements are presented in U.S. dollar (“US$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Maxwill Pte. Ltd., Davis Commodities Pte. Ltd., Davis Commodities Global Pte. Ltd., Davis Commodities SEA Pte. Ltd., and Davis Commodities Asia Pte. Ltd. are the U.S. dollar. Maxwill Foodlink Pte. Ltd. uses the Singapore dollar as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the unaudited interim condensed consolidated statements of income and comprehensive income as other income (other expenses).

The value of foreign currency including, the Singapore dollar (“S$”), may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the Singapore dollar may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying unaudited interim condensed consolidated financial statements:

	June 30,		December 31,
	2024	2025	2024
US$ to S$ Period End	1.3516	1.2883	1.3435
US$ to S$ Average Rate	1.3455	1.3327	1.3367

(f)    Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, other receivables, loan to a related party, bank loans, operating lease liability, finance lease, amount due to a related party, accounts payables, accruals and other current liabilities are financial assets and liabilities. As of June 30, 2025, other than the unrealized losses on commodity future contracts measured at fair value (included in accruals and other current liabilities), the carrying amount of these financial instruments are approximated to their respective fair values. The commodity future contracts are derivative instruments that are marked to fair value and are accounted for as under Level 2.

F-10

(g)     Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(h)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore of S$100,000 per institution. The amount in excess of government insurance as of June 30, 2025 and December 31, 2024, was approximately S$1,816,911 (approximately US$1,410,287) and S$576,798, respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

(i)     Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit loss on such receivables. The allowance for impairment loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(j)    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

(k)    Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Investment property	40 years
Right-of-use asset	3 years
Furniture and fittings, office equipment, renovation and computer and software	3 years
Motor vehicle	10 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditures for major renewals and betterments that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited interim condensed consolidated statements of income.

F-11

(l)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of June 30, 2025 and December 31, 2024.

(m)     Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n)    Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (“PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual stand-alone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

F-12

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion, reflecting the progress towards complete satisfaction of that PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time.

For the sale of sugar, rice and fat and oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a transport document such as a bill of lading or delivery order. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products, as it has the obligation to (i) fulfill the products’ delivery and (ii) bears any inventory risk as its legal owner. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price to ensure it would generate profit for the products delivered. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Shipping, storage and handling and insurance costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue.

Revenue from rental of investment property

In accordance with ASC 842 Lease Topics, the Company accounts for the rental of investment property as direct finance leases where, lease income from the perspective of lessor is recognized on the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to lease the investment property to the lessee, and to ensure that the investment property is available for use over the life of the lease contract. Rental income from investment property included in Other Income amounted to US$13,379 and US$14,413 for the six-month periods ended June 30, 2024 and 2025, respectively.

(o)    Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, production overhead, shipping, storage and handling and insurance costs.

(p)    Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(q)    General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

F-13

(r)     Operating leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current, in the Company’s unaudited interim condensed consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(s)     Finance leases

The Company accounts for leases in accordance with ASC 842, Leases. At the commencement date of a lease, the Company recognizes a finance lease liability for leases with an initial term greater than 12 months. Lease liabilities are measured at the present value of lease payments over the lease term, discounted using the Company’s incremental borrowing rate, unless the implicit rate in the lease is readily determinable.

Leases are classified as finance leases based on the criteria set forth in ASC 842. For finance leases, the Company recognizes interest expense on the lease liability and depreciation expense on the leased asset separately in the unaudited interim condensed consolidated statements of operations. Motor vehicles acquired under finance lease arrangements are recognized as motor vehicles within property, plant and equipment as assets, with a corresponding finance lease liability recognized on the consolidated balance sheets. The motor vehicles are depreciated over the estimated useful lives.

(t)     Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited interim condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited interim condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited interim condensed consolidated statements of income for the six-month periods ending June 30, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(u)    Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using two class method. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

F-14

(v)     Recent accounting pronouncements

Recent Adopted Standards

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this Update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability, and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU’s amendments are effective in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities, and are effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for all other entities. The Company has adopted this guidance and the application has had no material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company has adopted this guidance and the application has had no material impact on the financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company has adopted this guidance and the application has had no material impact on the financial position, results of operations and cash flows.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the unaudited interim condensed consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its unaudited interim condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited interim condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited interim condensed consolidated financial condition, results of operations, cash flows or disclosures.

F-15

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Accounts receivable	7,842	27,660
Allowance for credit loss	(150)	(390)
Accounts receivable, net	7,692	27,270

The movements in the allowance for credit loss for the year ended December 31, 2024 and the six-month period ended June 30, 2025 were as follows:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Balance at beginning of the year/period	500	150
Addition	132	379
Reversal	(482)	(139)
Balance at end of the year/period	150	390

As of the end of each of the financial year/period, the aging analysis of accounts receivable, net of allowance for credit loss, based on the invoice date is as follows:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Within 30 days	4,693	12,022
Between 31 and 60 days	1,672	4,491
Between 61 and 90 days	690	1,752
More than 90 days	637	9,005
	7,692	27,270

F-16

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Deposits	6	7
GST receivable	7	2
Margin deposits *	66	63
Other receivables – Third parties **	337	682
Other receivables – Related party	30	30
Unrealized gain on commodity future contract	–	230
Prepayment to suppliers – Third parties ***	3,075	3,204
	3,521	4,218

*	Margin deposits relate to deposits placed with Phillip Nova Pte. Ltd. for derivative instruments entered into for the purpose of managing the Company’s commodity price risk (Note 14).

**	The balance mainly represents current portion of the other receivables reclassified from prepayments made to suppliers. Certain prepayments to two suppliers made in 2023 of US$1,475,566 was reclassified to other receivables as the procurement agreements were cancelled in 2024. A repayment schedule was agreed with the suppliers in 2024 and the portion to be settled after June 30, 2025 was reclassified as “Other receivables - non-current, net” accordingly. As at June 30, 2025, allowance for credit losses of US$284,364 was provided for these other receivables.

***	The amount represents payments made to third parties for forthcoming goods and services to be derived at the end of the contract term.

5. INVENTORY

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Finished goods	319	123
Impairment loss for damaged finished goods	–	–
	319	123

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Investment property	442	442
Computer software	229	230
Renovation	87	87
Office equipment	16	16
Furniture and fittings	34	34
Motor vehicle	239	239
Subtotal	1,047	1,048
Less: Accumulated depreciation	(469)	(497)
Property, plant and equipment, net	578	551

Depreciation expense was approximately US$30,227 and US$28,030 for the six-month periods ended June 30, 2024 and 2025, respectively.

F-17

7. NON-CURRENT ASSETS – LOAN TO A RELATED PARTY

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Loan to a related party	6,291	6,483
Allowance for expected credit losses	(319)	(319)
Loan to a related party	5,972	6,164

Maxwill (Asia) Pte. Ltd. (the “Lender”) had granted a convertible loan to Carfax Commodities (Asia) Pte. Ltd. (the “Borrower”) pursuant to a convertible loan agreement dated on November 30, 2020 (the “2020 Convertible Loan Agreement”), pursuant to which the loan amount (capped at US$4,500,000) was granted by the Lender to the Borrower, with compounded interest to accrue at the rate prescribed by the Inland Revenue Authority of Singapore. The parties agreed to terminate the 2020 Convertible Loan Agreement with effect from November 30, 2023 and entered into a renewed loan agreement on November 30, 2023 (the “2023 Convertible Loan Agreement”). Pursuant to the terms of the 2023 Convertible Loan Agreement, a facility was granted by the Lender to the Borrower in the amount of up to US$6,000,000 (comprising (a) US$3,937,569, being the amount outstanding under the 2020 Convertible Loan Agreement as at November 30, 2023, and (b) US$2,062,431, being the additional loan amount), with interest to accrue on the principal amount outstanding at a rate of 6.5% per annum (the “2023 Loan”). The 2023 Loan expires on the earlier of (i) November 30, 2026 (or such other date that the Borrower and the Lender may otherwise agree in writing); and (ii) the date on which all (and not part) of the amount outstanding under the 2023 Convertible Loan Agreement is converted into ordinary shares of the Borrower. The 2023 Loan is convertible at the option of the Lender with written notice to the Borrower. As of December 31, 2024 and June 30, 2025, the outstanding principal and interest on the 2023 Loan was US$6,291,237 and US$6,483,223, respectively.

8. LEASES

Operating lease

As of June 30, 2025, the Company had one operating lease for its office. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2025, the weighted average remaining lease term was 6 months (2024: 1 year) and the weighted average discount rate was 5.25% (2024: 5.25%). Cash paid for operating lease included in the operating cash flows was US$20,068 and US$20,268 for the six-month periods ended June 30, 2024 and 2025, respectively. Subsequent to June 30, 2025, the Company will be renewing the lease for an additional three-year term under similar commercial terms.

The following table presents the operating lease-related assets and liabilities recorded on the Company’s consolidated balance sheet as at December 31, 2024 and unaudited interim condensed balance sheet as at June 30, 2025.

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Right-of-use asset	259	259
Accumulated depreciation	(222)	(241)
Right-of-use asset, net	37	18

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Operating lease liabilities
Current portion	37	18
Non-current portion	–	–
Total operating lease liabilities	37	18

F-18

The following table summarizes the maturity of operating lease liabilities as of June 30, 2025:

2025
US$’000
Future payment	18
2025 (remainder of year)	(*)
Present value of lease liabilities	18

*	Denotes amount less than US$1,000

Finance lease

On July 17, 2023, the Company acquired a vehicle through a finance lease agreement. The agreement entails 60 monthly installments, with an interest rate of 5.43% per annum, based on principal amount of US$144,356. As of December 31, 2024 and June 30, 2025, the weighted average remaining lease term was 3.5 years and 3 years.

The following table presents the finance lease-related assets and liabilities recorded on the Company’s unaudited interim condensed consolidated balance sheets.

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Motor vehicle	239	239
Accumulated depreciation	(48)	(60)
Motor vehicle, net	191	179

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Finance lease liabilities
Current portion	29	30
Non-current portion	72	65
Total finance lease liabilities	101	95

The following table summarizes the maturity of finance lease liabilities as of June 30, 2025:

2025
US$’000
2025 (remainder of year)	18
2026	34
2027	34
2028	17
Total	103
Imputed interest	(8)
Present value of lease liabilities	95

F-19

9. BANK LOANS

The bank loans as of December 31, 2024 and June 30, 2025 are set out below:

Bank loans	Currency	Maturity Period	Effective Interest rate	Carrying amount
				US$’000
Secured fixed rate bank loan	SGD	2026	4.5%	111
Secured fixed rate bank loan	SGD	2027	4.5%	66
Secured fixed rate bank loan	SGD	2026	4.5%	145
December 31, 2024				322

Secured fixed rate bank loan	SGD	2026	4.5%	88
Secured fixed rate bank loan	SGD	2027	4.5%	53
Secured fixed rate bank loan	SGD	2026	4.5%	83
Secured floating rate short term borrowings *	USD	2025	6.5%	3,630
June 30, 2025				3,854

*

Trade financing facilities from a bank were granted to the Company, which was disclosed in note 15. As of Jun 30, 2025, USD3,630,310 of the trade financing facilities have been utilized. The trade facilities were paid to the suppliers by the bank directly at the Company’s instruction and the Company reports operating cash outflows and financing cash inflows on the consolidated statements of cash flows to depict the substance of these transactions.

The facilities are secured by a corporate guarantee executed by the Company, a fixed charge over the Company’s Sales Collection Account, a first deed of debenture over all goods and receivables financed by the bank, and an assignment and charge over contracts and proceeds financed under the facility.

The following table summarizes the maturity of bank loans as of December 31, 2024 and June 30, 2025:

Bank loans	Carrying amount	Within 1 year	2026	2027
	US$’000	US$’000	US$’000	US$’000
Secured fixed rate bank loan	111	54	57	–
Secured fixed rate bank loan	66	31	32	3
Secured fixed rate bank loan	145	134	11	–
December 31, 2024	322	219	100	3

	Carrying amount	Within 1 year	2027
	US$’000	US$’000	US$’000
Secured fixed rate bank loan	88	58	30
Secured fixed rate bank loan	53	33	20
Secured fixed rate bank loan	83	83	–
Secured floating rate short term borrowings	3,630	3,630	–
June 30, 2025	3,854	3,804	50

The interest expenses for bank loans were US$10,693 and US$130,952, for the six months ended June 30, 2024 and 2025, respectively.

F-20

10. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Accrued operating expenses	1,145	898
Deposits	204	224
Advances from customers	323	772
GST payables	5	19
Margin call *	–	164
Unrealized losses on commodity future contracts, at fair value	14	–
Other payables – Related parties **	545	324
	2,236	2,401

*	Margin call represents unsettled commissions fee and realized losses on commodity future contracts placed with StoneX Financial Ltd. for the purpose of managing the Company’s commodity price risk (Note 14).
**	The amounts due to related parties are unsecured, free of interest and repayable on demand, including:
1)	Advances of US$202,317 from a related party, which were free of interest and fully repaid on August 22, 2025; and
2)	Payables to the Company’s overseas office, which is a related party, represented certain expenses paid by the overseas office on behalf of the Company in the normal course of its operation.

11. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of reorganizing transactions resulting in 23,250,000 ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented.

On September 21, 2023, the Company issued 1,250,625 ordinary shares pursuant to the initial public offering. As at the date of the initial public offering, the Company only had one single class of ordinary shares.

At an Extraordinary General Meeting of the Company held on 23 June 2025 (the “EGM”), the Company’s shareholders approved the alteration of the Company’s authorized share capital and the adoption of a dual-class share structure. Pursuant to a special resolution passed by the shareholders at the EGM, the Company’s authorized share capital of US$100,000.11, previously divided into 232,500,000,000 ordinary shares with a par value of US$0.000000430108 each, was re-classified and re-designated into 232,480,000,000 class A ordinary shares of par value US$0.000000430108 each (the “Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of par value US$0.000000430108 each (the “Class B Ordinary Shares”).

Following completion of the re-designation, the Company adopted a dual-class share structure consisting of Class A Ordinary Shares, each carrying one vote per share, and Class B Ordinary Shares, each carrying thirty   votes per share. The dual-class share structure provides for different voting rights between the two classes of shares but an identical par value.

F-21

12. REVENUES BY PRODUCT

	June 30,
	2024	2025
	US$’000	US$’000
Sale of sugar	44,891	60,772
Sale of rice	13,964	19,732
Sale of oils and fats	8,021	14,519
Sale of others	–	13
	66,876	95,036

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

 In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280 as follow:

1.	Sale of sugar
2.	Sale of rice
3.	Sale of oil and fat products
4.	Sale of others

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following table presents summary information by product type for the six-month periods ended June 30, 2024 and 2025, respectively:

	For the six-month period ended June 30, 2024
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	44,891	13,964	8,021	–	66,876
Gross Profit	1,131	999	787	–	2,917

	For the six-month period ended June 30, 2025
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	60,772	19,732	14,519	13	95,036
Gross Profit	921	899	805	5	2,630

F-22

The following table presents summary information by geographic region for the six-month periods ended June 30, 2024 and 2025, respectively.

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Africa	40,112	66,162
China	5,762	15,232
Vietnam	2,734	1,252
Philippines	1,402	1,652
Thailand	8,662	1,589
Singapore	4,923	4,825
Malaysia	–	2,197
Other countries	3,281	2,127
Total	66,876	95,036

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six-month period ended June 30, 2025
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	60,772	19,732	14,519	13	95,036

	For the six-month period ended June 30, 2024
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	44,891	13,964	8,021	–	66,876

All assets and operations of the Company are located in Singapore, and accordingly, no segmental analysis of segment assets is presented.

F-23

13. INCOME TAX EXPENSES

Cayman Islands

The Company is domiciled in the Cayman Islands. This locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Company’s subsidiaries, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd., Maxwill Foodlink Pte. Ltd., and Davis Commodities Pte. Ltd. are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2023: 17%).

The income tax provision consists of the following components:

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Income tax:
Current year	291	*

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2024: 17%) to profit before income tax as a result of the following differences:

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Income before tax expenses:	1,625	41

Tax at the domestic income tax rate	276	7
Tax effect of expenses that are not deductible in determining taxable profit	9	17
Non-taxable incomes	(5)	(10)
Tax exemption	(27)	(1)
Capital allowances claimed	(3)	*-
Tax losses unrecognized	41	(13)
	291	*-

*	Denotes amount less than US$1,000

F-24

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk and does not engage in speculative activities. The Company enters into derivatives solely for the purpose of economically hedging its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s unaudited interim condensed consolidated balance sheets.

The Company’s current assets and liabilities that were accounted for at fair value:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Current Asset
Unrealized gain on commodity future contract	–	230

Current Liabilities
Unrealized loss on commodity future contract	14	–

The Company estimates fair values based on exchange quoted prices from broker market transactions. In such cases, these derivative contracts are classified within Level 2.

The Effect of Derivative Instruments on the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

The table below summarizes the net effect of derivative instruments on the unaudited interim condensed consolidated statements of operations and comprehensive income for the six-month periods ended June 30, 2024 and 2025.

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Income statement classification
Cost of revenues	(107)	352

15. CREDIT FACILITIES

On February 19, 2025, the subsidiaries Davis Commodities Pte. Ltd. and Maxwill (Asia) Pte. Ltd. have obtained trade financing facilities with an aggregate limit of S$3 million (approximately U$2,233,000) from a financial institution. These facilities include Letters of Credit, Trust Receipts, and Invoice Financing, and may be increased to an aggregate of S$5,000,000 (approximately US$3,722,000) upon satisfactory review of the borrowers’ audited financial statements and fulfilment of the bank’s conditions.

The facilities are intended to provide trade financing for the Borrowers’ trading of sugar and related products. Interest rates applicable to the facilities are based on US$ Term Secured Overnight Finance Rate (SOFR) + 2.10% per annum or S$ Compounded Reference Rate + 2.10% per annum, depending on the currency of the drawdown.

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The facilities are secured by a charge over goods financed by the bank, a charge over the bank account maintained with the bank, an assignment of receivables over goods financed by the bank, and a corporate guarantee executed by Davis Commodities Limited for all monies owing from time to time.

As of June 30, 2025, the Company had not drawn down on this trade financing facilities.

As of June 30, 2025, the Company had available but undrawn committed banking facilities of approximately US$4,131,857 (approximately S$5,323,072), which were granted in the prior year and remained available for drawdown subject to compliance with the applicable terms and conditions of the facilities (December 31, 2024: Nil).

16. RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

The following transactions took place between the Company and its related parties during the periods:

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Interest income receivable from a related party	181	192
Director’s fees of the subsidiary	62	69
Directors’ fees of the Company	27	27
Directors’ remuneration	41	47
Related party remuneration	68	65
Rental expense paid to director	20	20
Interest payable to a related party	75	55
Loan from related parties	–	356
Sales with a related party	2,905	15,193

17. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Customer A	8,731	19,481
Customer B	N/A(i)	15,193
Customer C	N/A (i)	10,965

(i)	Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective period.

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The following table sets forth a summary of single customers who represent 10% or more of the Company’s total gross accounts receivable:

	December 31, 2024	June 30, 2025
	US$’000	US$’000
Customer A	N/A(ii)	2,968
Customer B	N/A(ii)	5,152
Customer C	N/A (ii)	6,590
Customer D	N/A(ii)	2,964
Customer E	2,204	N/A(ii)

(ii)	Accounts receivable from relevant customers was less than 10% of the Company’s total gross accounts receivable for the respective year/period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the six-month period ended June 30,
	2024	2025
	US$’000	US$’000
Supplier A	17,483	N/A(iii)
Supplier B	9,470	24,225
Supplier C	8,647	N/A(iii)
Supplier D	N/A(iii)	13,489
Supplier E	N/A(iii)	11,056
Supplier F	N/A (iii)	9,660

(iii)	Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	December 31,	June 30,
	2024	2025
	US$’000	US$’000
Supplier A	3,370	N/A(iv)
Supplier B	1,726	7,572
Supplier D	N/A(iv)	6,003
Supplier E	N/A(iv)	2,905
Supplier F	N/A(iv)	2,802
Supplier G	N/A(iv)	3,060

(iv)	Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year/period.

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Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), financial instrument and cash and bank deposits presented on the unaudited interim condensed consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

18. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025.

19. SUBSEQUENT EVENTS

The Company has assessed the subsequent events from June 30, 2025 through December 23, 2025, which is the date of this unaudited interim condensed consolidated financial statements are available to be issued, unless as disclosed elsewhere in this unaudited interim condensed consolidated financial statements, there are no additional material reportable subsequent events that need to be disclosed.

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